                      SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington,  D.C.  20549


                                   FORM  11-K


              ANNUAL  REPORT  PURSUANT  TO  SECTION  15(D)  OF  THE
                       SECURITIES  EXCHANGE  ACT  OF  1934



     (Mark  One)


     [ X ] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (FEE REQUIRED)

     For the fiscal year ended December 31, 1993


                                       OR

     [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (NO FEE REQUIRED)

For the transition period from                       to
                               ---------------------    ----------------------


     Commission  File  Number    33-44283



     A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                      HONEYWELL  RETIREMENT  SAVINGS  PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 HONEYWELL  INC.
                                Honeywell  Plaza
                         Minneapolis,  Minnesota  55408


Included herewith and set forth on pages 1 to 11 hereof are the Honeywell Retirement Savings Plan Financial Statements for the Years Ended December 31, 1993 and 1992 prepared by the firm of Deloitte & Touche, Independent Auditors.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                  HONEYWELL RETIREMENT SAVINGS PLAN



Dated:   June 29,  1994          By:      /s/ Deborah W. Veverka
                                          --------------------------
                                              Deborah W. Veverka

                                   Its: Vice President, Pension Fund Investments

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement
No. 33-44283 of the Honeywell Retirement Savings Plan on Form S-8 of our report dated June 22, 1994, appearing in this Annual Report Form 11-K of the Honeywell Retirement Savings Plan for the year ended December 31, 1993.



/s/ Deloitte & Touche

Minneapolis, Minnesota
June 29, 1994

HONEYWELL RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 1993 AND 1992 AND INDEPENDENT
AUDITORS' REPORT

HONEYWELL RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
- - --------------------------------------------------------------------------------

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits,
    December 31, 1993 and 1992                                                3
  Statements of Changes in Net Assets Available for Benefits,
    Years Ended December 31, 1993 and 1992                                    5
  Notes to Financial Statements                                               7

INDEPENDENT AUDITORS' REPORT


Honeywell Retirement Savings Plan

We have audited the accompanying financial statements of Honeywell Retirement Savings Plan (the Plan) as of December 31, 1993 and 1992 and for the years then ended, listed in the table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated May 21, 1993, we expressed an opinion that the 1992 financial statements did not present fairly the net assets available for benefits and the changes in net assets available for benefits in conformity with generally accepted accounting principles because the Plan's investments in certain guaranteed investment contracts with insurance companies were reflected in the financial statements at contract value as determined by the issuing insurance companies; the Plan's management had not been able to determine the amount that would ultimately be realized for such investment contracts, and that amount, when determined, could be significantly less than the recorded contract values. As discussed in Note 3 to the financial statements, subsequent distributions under a Rehabilitation Plan, the Plan's current estimates of additional distributions, and recoveries from various state guaranty funds will result, in the view of Plan management, in ultimately realizing amounts that will not be significantly less than the contract values. Accordingly, our present opinion on the 1992 financial statements, as expressed herein, is different from that expressed in our prior report on the previously issued 1992 financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 1993 and 1992 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. This supplemental information by fund is the responsibility of the Plan's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





June 22, 1994

HONEYWELL RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993
- - --------------------------------------------------------------------------------

                                                                  (SUPPLEMENTAL INFORMATION BY FUND)
                                        --------------------------------------------------------------------------------------

                                                        GOVERNMENT     SHORT-TERM         BONDS       STOCKS
                                         COMBINED         INCOME          BOND            PLUS         PLUS           S&P 500
                                           TOTAL           FUND           FUND            FUND         FUND            FUND

ASSETS:
  Investments in Honeywell-
    Master Trusts                     $ 61,498,472   $ 16,685,897     $  361,946     $  949,136   $ 11,860,336   $ 12,536,561
  Contributions receivable                 166,978         48,190          3,559          4,861         35,825         41,246
  Other receivables                        107,480         46,260          3,864          3,236         16,677         17,244
  Due from other plans                      21,719         14,427                                           73          7,178
                                      ------------   ------------     ----------      ---------   ------------   ------------
         Total assets                   61,794,649     16,794,774        369,369        957,233     11,912,911     12,602,229

LIABILITIES:
  Administration fees payable               32,474          9,214            326            966          7,557          7,731
  Other payables                            97,183         46,033          3,859          2,966         18,821         21,485
                                      ------------   ------------     ----------     ----------   ------------   ------------
         Total liabilities                 129,657         55,247          4,185          3,932         26,378         29,216
                                      ------------   ------------     ----------     ----------   ------------   ------------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR             $ 61,664,992   $ 16,739,527     $  365,184     $  953,301   $ 11,886,533   $ 12,573,013
                                      ------------   ------------     ----------     ----------   ------------   ------------
                                      ------------   ------------     ----------     ----------   ------------   ------------

                                                            (SUPPLEMENTAL INFORMATION BY FUND)
                                        ----------------------------------------------------------------------------------------
                                           FROZEN
                                            FIXED        HONEYWELL        UNITED                       COLUMBIA      VANGUARD
                                           INCOME          STOCK          INCOME          JANUS         SPECIAL     WORLD U.S.
                                            FUND           FUND            FUND           FUND           FUND       GROWTH FUND

ASSETS:
  Investments in Honeywell-
   Master Trusts                      $  8,465,082   $  2,761,767     $  178,844     $  638,348   $    441,060   $     65,599
  Contributions receivable                                 11,684          1,101          9,908          2,639            368
  Other receivables                         19,113            164                           457            465
  Due from other plans                          41
                                      ------------   ------------     ----------     ----------   ------------   ------------
         Total assets                    8,484,236      2,773,615        179,945        648,713        444,164         65,967

LIABILITIES:
  Administration fees payable                4,670            890             64            232            176             22
  Other payables                             4,019
                                      ------------   ------------     ----------     ----------   ------------   ------------
         Total liabilities                   8,689            890             64            232            176             22
                                      ------------   ------------     ----------     ----------   ------------   ------------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR             $  8,475,547   $  2,772,725     $  179,881     $  648,481   $    443,988   $     65,945
                                      ------------   ------------     ----------     ----------   ------------   ------------
                                      ------------   ------------     ----------     ----------   ------------   ------------


                                                            (SUPPLEMENTAL INFORMATION BY FUND)
                                        ----------------------------------------------------------------------------------------
                                                                          T. ROWE       T. ROWE
                                                          T. ROWE          PRICE         PRICE
                                           SCUDDER         PRICE         SMALL CAP      EQUITY
                                        INTERNATIONAL  INTERNATIONAL       VALVE        INCOME        ISOLATED      PARTICIPANT
                                            FUND           FUND            FUND          FUND           FUND           FUND

ASSETS:
  Investments in Honeywell-
   Master Trusts                      $    313,207   $    725,074     $  135,111     $  516,954   $  3,738,846   $  1,124,704
  Contributions receivable                   1,785          3,461            264          2,087
  Other receivables
  Due from other plans
                                      ------------   ------------     ----------     ----------   ------------   ------------
         Total assets                      314,992        728,535        135,375        519,041      3,738,846      1,124,704

LIABILITIES:
  Administration fees payable                  118            282             50            176
  Other payables
                                      ------------   ------------     ----------     ----------
         Total liabilities                     118            282             50            176
                                      ------------   ------------     ----------     ----------   ------------   ------------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR             $    314,874   $    728,253     $  135,325     $  518,865   $  3,738,846   $  1,124,704
                                      ------------   ------------     ----------     ----------   ------------   ------------
                                      ------------   ------------     ----------     ----------   ------------   ------------




See notes to financial statements.

HONEYWELL RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1992
- - -------------------------------------------------------------------------------


                                                          (SUPPLEMENTAL INFORMATION BY FUND)
                                                     --------------------------------------------------------
                                                       GOVERNMENT      SHORT-TERM      STOCKS
                                         COMBINED        INCOME           BOND          PLUS          S&P 500
                                           TOTAL          FUND            FUND          FUND           FUND

ASSETS:
  Cash and cash equivalents            $ 4,402,732
  Investments                           52,729,647    $12,591,748       $  8,273    $10,507,123    $11,650,345
  Due from (to) other funds                             2,550,044        329,567       (164,660)       221,221
                                       -----------    -----------       --------    -----------    -----------
          Total assets                  57,132,379     15,141,792        337,840     10,342,463     11,871,566

LIABILITIES:
  Distributions payable                    533,146        138,684                       114,770         47,974
  Trustees' fees payable                    21,854          3,048             30         13,987          1,417
  Due to (from) other plans                  9,109            (33)                       (2,240)        11,664
  Participant loans payable                 43,400
                                       -----------    -----------       --------    -----------    -----------
          Total liabilities                607,509        141,699             30        126,517         61,055
                                       -----------    -----------       --------    -----------    -----------

NET ASSETS AVAILABLE FOR
  BENEFITS                             $56,524,870    $15,000,093       $337,810    $10,215,946    $11,810,511
                                       -----------    -----------       --------    -----------    -----------
                                       -----------    -----------       --------    -----------    -----------


                                                  (SUPPLEMENTAL INFORMATION BY FUND)
                                      ----------------------------------------------------------

                                           FIXED        HONEYWELL
                                           INCOME         STOCK         ISOLATED     PARTICIPANT
                                           FUND           FUND            FUNDS         LOANS

ASSETS:
  Cash and cash equivalents            $ 4,402,732
  Investments                           10,286,432     $2,319,186     $4,487,026       $879,514
  Due from (to) other funds             (3,115,052)       151,755         27,125
                                       -----------     ----------     ----------       --------
          Total assets                  11,574,112      2,470,941      4,514,151        879,514

LIABILITIES:
  Distributions payable                    219,421         12,297
  Trustees' fees payable                     3,010            362
  Due to (from) other plans                                  (282)
  Participant loans payable                                                              43,400
                                       -----------     ----------                      --------
          Total liabilities                222,431         12,377                        43,400
                                       -----------     ----------     ----------       --------

NET ASSETS AVAILABLE FOR
  BENEFITS                             $11,351,681     $2,458,564     $4,514,151       $836,114
                                       -----------     ----------     ----------       --------
                                       -----------     ----------     ----------       --------




See notes to financial statements.

HONEYWELL RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1993
- - -------------------------------------------------------------------------------


                                                                  (SUPPLEMENTAL INFORMATION BY FUND)
                                        --------------------------------------------------------------------------------------

                                                        GOVERNMENT     SHORT-TERM         BONDS       STOCKS
                                         COMBINED         INCOME          BOND            PLUS         PLUS           S&P 500
                                           TOTAL           FUND           FUND            FUND         FUND            FUND
NET INVESTMENT INCOME IN
  MASTER TRUSTS                        $ 4,381,034        480,646       $ 18,731       $ 46,240    $ 1,471,625    $ 1,172,230

CONTRIBUTIONS:
  Employee pretax contributions          3,816,644      1,197,070         87,051        121,396        892,946      1,073,871
  Rollover contributions                   390,643        102,561         14,266         16,674         56,275         81,844
                                       -----------    -----------       --------       --------    -----------    -----------
          Total contributions            4,207,287      1,299,631        101,317        138,070        949,221      1,155,715

TRANSFERS FROM (TO) OTHER
  FUNDS                                                 1,233,074        (67,648)       788,898       (118,781)      (960,248)

TRANSFERS FROM (TO) OTHER
  PLANS                                   (106,504)       (29,216)        (6,718)        (6,348)       (13,504)       (18,459)
                                       -----------    -----------       --------       --------    -----------    -----------

TOTAL INVESTMENT INCOME,
  CONTRIBUTIONS AND TRANSFERS            8,481,817      2,984,135         45,682        966,860      2,288,561      1,349,238

LOANS:
  Repayments                                              185,568          8,276          4,137         96,792        110,888
  Distributions                                          (163,114)       (12,202)        (3,675)      (156,047)      (158,218)

DISTRIBUTIONS TO PARTICIPANTS           (3,221,808)    (1,236,699)       (13,254)       (10,888)      (522,264)      (513,069)

TRUSTEES AND ADMINISTRATIVE
  FEES                                    (119,887)       (30,456)        (1,128)        (3,133)       (36,455)       (26,337)
                                       -----------    -----------       --------       --------    -----------    -----------

INCREASE (DECREASE) IN NET ASSETS        5,140,122      1,739,434         27,374        953,301      1,670,587        762,502

NET ASSETS AVAILABLE FOR BENEFITS
  AT BEGINNING OF YEAR                  56,524,870     15,000,093        337,810                    10,215,946     11,810,511
                                       -----------    -----------       --------       --------    -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                       $61,664,992    $16,739,527       $365,184       $953,301    $11,886,533    $12,573,013
                                       -----------    -----------       --------       --------    -----------    -----------
                                       -----------    -----------       --------       --------    -----------    -----------


                                                                   (SUPPLEMENTAL INFORMATION BY FUND)
                                         ---------------------------------------------------------------------------------------
                                           FROZEN
                                            FIXED        HONEYWELL        UNITED                       COLUMBIA      VANGUARD
                                           INCOME          STOCK          INCOME          JANUS         SPECIAL     WORLD U.S.
                                            FUND           FUND            FUND           FUND           FUND       GROWTH FUND
NET INVESTMENT INCOME IN
  MASTER TRUSTS                         $  756,790     $  177,101      $  10,468       $ 25,193       $ 26,846        $ 2,387

CONTRIBUTIONS:
  Employee pretax contributions                           317,185          8,883         36,072         19,175          3,345
  Rollover contributions                                   26,640         10,161         47,423          4,412          7,242
                                                       ----------       --------       --------       --------        -------
          Total contributions                             343,825         19,044         83,495         23,587         10,587

TRANSFERS FROM (TO) OTHER
  FUNDS                                 (2,677,882)       (74,887)       153,664        549,875        395,738         55,382

TRANSFERS FROM (TO) OTHER
  PLANS                                    (28,618)         2,221
                                        ----------     ----------       --------       --------       --------        -------

TOTAL INVESTMENT INCOME,
  CONTRIBUTIONS AND TRANSFERS           (1,949,710)       448,260        183,176        658,563        446,171         68,356

LOANS:
  Repayments                                               43,068            421          2,836          1,098            386
  Distributions                           (112,153)       (58,822)        (2,024)        (9,331)        (2,137)        (2,744)

DISTRIBUTIONS TO PARTICIPANTS             (797,082)      (115,323)        (1,561)        (3,061)          (845)

TRUSTEES AND ADMINISTRATIVE
  FEES                                     (17,189)        (3,022)          (131)          (526)          (299)           (53)
                                        ----------     ----------       --------       --------       --------        -------

INCREASE (DECREASE) IN NET ASSETS       (2,876,134)       314,161        179,881        648,481        443,988         65,945

NET ASSETS AVAILABLE FOR BENEFITS
  AT BEGINNING OF YEAR                  11,351,681      2,458,564
                                        ----------     ----------       --------       --------       --------        -------

NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                        $8,475,547     $2,772,725       $179,881       $648,481       $443,988        $65,945
                                        ----------     ----------       --------       --------       --------        -------
                                        ----------     ----------       --------       --------       --------        -------
                                                            (SUPPLEMENTAL INFORMATION BY FUND)
                                        --------------------------------------------------------------------------
                                                                          T. ROWE       T. ROWE
                                                          T. ROWE          PRICE         PRICE
                                           SCUDDER         PRICE         SMALL CAP      EQUITY
                                        INTERNATIONAL  INTERNATIONAL       VALVE        INCOME        ISOLATED      PARTICIPANT
                                            FUND           FUND            FUND          FUND           FUND           FUND
NET INVESTMENT INCOME IN
  MASTER TRUSTS                           $ 32,993       $ 70,050       $  6,646        $24,144                    $   58,944

CONTRIBUTIONS:
  Employee pretax contributions             10,162         19,904          3,316         26,268
  Rollover contributions                     7,822          8,295                         7,028
                                          --------       --------       --------       --------
          Total contributions               17,984         28,199          3,316         33,296

TRANSFERS FROM (TO) OTHER
  FUNDS                                    266,759        633,597        125,371        466,531     $ (769,443)

TRANSFERS FROM (TO) OTHER
  PLANS                                                                                                 (5,862)
                                          --------       --------       --------       --------     ----------     ----------

TOTAL INVESTMENT INCOME,
  CONTRIBUTIONS AND TRANSFERS              317,736        731,846        135,333        523,971       (775,305)        58,944

LOANS:
  Repayments                                   975          1,134             69          1,607                      (457,255)
  Distributions                               (243)        (1,197)                       (4,994)                      686,901

DISTRIBUTIONS TO PARTICIPANTS               (3,373)        (3,086)            (1)        (1,302)

TRUSTEES AND ADMINISTRATIVE
  FEES                                        (221)          (444)           (76)          (417)
                                          --------       --------       --------       --------     ----------     ----------

INCREASE (DECREASE) IN NET ASSETS          314,874        728,253        135,325        518,865       (775,305)       288,590

NET ASSETS AVAILABLE FOR BENEFITS
  AT BEGINNING OF YEAR                                                                               4,514,151        836,114
                                          --------       --------       --------       --------     ----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                          $314,874       $728,253       $135,325       $518,865     $3,738,846     $1,124,704
                                          --------       --------       --------       --------     ----------     ----------
                                          --------       --------       --------       --------     ----------     ----------




See notes to financial statements.

HONEYWELL RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1992
- - -------------------------------------------------------------------------------


                                                          (SUPPLEMENTAL INFORMATION BY FUND)
                                       ------------------------------------------------------------------------
                                                       GOVERNMENT      SHORT-TERM      STOCKS
                                         COMBINED        INCOME           BOND          PLUS          S&P 500
                                           TOTAL          FUND            FUND          FUND           FUND
NET INVESTMENT INCOME IN
  MASTER TRUSTS                        $ 3,378,458    $   462,266       $     40    $   852,644    $   834,467

CONTRIBUTIONS:
  Employee:
    After tax                              555,730        105,684          1,409        122,543        146,912
    Pretax                               3,511,506        664,425         10,998        775,068      1,034,685
  Rollover                                   6,949
                                       -----------    -----------       --------    -----------    -----------
          Total contributions            4,074,185        770,109         12,407        897,611      1,181,597

TRANSFERS FROM OTHER FUNDS                              1,677,278        324,585        680,954       (111,130)

TRANSFERS FROM (TO) OTHER
  PLANS                                    108,375         12,768                        10,288         52,601
                                       -----------    -----------       --------    -----------    -----------

TOTAL INVESTMENT INCOME,
  CONTRIBUTIONS, AND TRANSFERS           7,561,018      2,922,421        337,032      2,441,497      1,957,535

LOANS:
  Repayments                                               66,909            809         71,409         93,929
  Distributions                                          (106,408)                     (111,166)      (112,424)

DISTRIBUTIONS TO PARTICIPANTS           (5,535,251)    (1,515,579)                     (812,650)    (1,066,451)

TRUSTEES' AND ADMINISTRATIVE
  FEES                                    (125,373)       (25,014)           (31)       (54,743)       (14,032)
                                       -----------    -----------       --------    -----------    -----------


INCREASE (DECREASE) IN NET ASSETS        1,900,394      1,342,329        337,810      1,534,347        858,557

NET ASSETS AVAILABLE FOR BENEFITS
  AT BEGINNING OF YEAR                  54,624,476     13,657,764                     8,681,599     10,951,954
                                       -----------    -----------       --------    -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                       $56,524,870    $15,000,093       $337,810    $10,215,946    $11,810,511
                                       -----------    -----------       --------    -----------    -----------
                                       -----------    -----------       --------    -----------    -----------


                                                  (SUPPLEMENTAL INFORMATION BY FUND)
                                      ----------------------------------------------------------

                                          FROZEN        HONEYWELL
                                           FIXED          STOCK         ISOLATED     PARTICIPANT
                                           FUND           FUND            FUND          LOANS
NET INVESTMENT INCOME IN
  MASTER TRUSTS                        $ 1,156,759     $   21,338                      $ 50,944

CONTRIBUTIONS:
  Employee:
    After tax                              136,748         42,434
    Pretax                                 784,743        241,587
  Rollover                                   6,949
                                       -----------     ----------
          Total contributions              928,440        284,021

TRANSFERS FROM OTHER FUNDS              (3,465,923)       894,236

TRANSFERS FROM (TO) OTHER
  PLANS                                     15,875         13,358     $    3,485
                                       -----------     ----------     ----------       --------

TOTAL INVESTMENT INCOME,
  CONTRIBUTIONS, AND TRANSFERS          (1,364,849)     1,212,953          3,485         50,944

LOANS:
  Repayments                                71,216         20,392                      (324,664)
  Distributions                           (124,818)       (33,171)                      487,987

DISTRIBUTIONS TO PARTICIPANTS           (1,930,555)      (210,016)

TRUSTEES' AND ADMINISTRATIVE
  FEES                                     (28,647)        (2,906)
                                       -----------     ----------     ----------       --------

INCREASE (DECREASE) IN NET ASSETS       (3,377,653)       987,252          3,485        214,267

NET ASSETS AVAILABLE FOR BENEFITS
  AT BEGINNING OF YEAR                  14,729,334      1,471,312      4,510,666        621,847
                                       -----------     ----------     ----------       --------

NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                       $11,351,681     $2,458,564     $4,514,151       $836,114
                                       -----------     ----------     ----------       --------
                                       -----------     ----------     ----------       --------




See notes to financial statements.

HONEYWELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1993 AND 1992
- - --------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The financial statements of the Honeywell Retirement Savings Plan (the Plan) are prepared under the accrual method of accounting. Contributions to the Plan are included in income in the year the contributions payable are accrued by Honeywell Inc. (the Sponsor) or paid in by plan participants.

     INVESTMENT VALUATION - All determinations of fair values of investments are made by the Trustees and are based upon quoted prices in an active market. Unallocated insurance contracts are valued at their contract values, as determined by issuing insurance companies.

     PAYMENTS OF BENEFITS - Benefits are recorded when paid.

2.   PLAN DESCRIPTION

     GENERAL INFORMATION - The Plan is a voluntary, tax-deferred savings plan designed to provide supplemental retirement benefits to certain Honeywell employees covered by collective bargaining agreements which provide for coverage under the Plan.

     The Honeywell Pension and Retirement Committee, as the plan administrator, designates members of the Honeywell Pension and Retirement Administrative Committee and appoints the Trustees. The Honeywell Pension and Retirement Administrative Committee has authority to take actions as may be necessary for the administration of the Plan or as it is directed by the Honeywell Pension and Retirement Committee. See Note 6 for a listing of the appointed Trustees.

     CONTRIBUTIONS - The following contributions are made to the Plan:

     (a) The Sponsor contributes to the Plan, on behalf of participants, various percentages of the participants' pay as elected by the participants. The maximum pretax and after tax contribution percentages are determined by the Honeywell Pension Retirement Committee. The participants elect their own contribution levels subject to this maximum percentage. Contributions are subject to certain limitations.

     (b) Participants who have received distributions from other qualified plans under Section 401(a) of the Internal Revenue Code or from individual retirement plans under Sections 402 and 408 of the Code may transfer (rollover) all or part of such distributions to their accounts.

     LOANS TO PARTICIPANTS - The Plan was amended effective June 30, 1991 to adopt the procedures, terms, and conditions for the granting and administration of loans to participants. These procedures allow participants to apply for and obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of their pretax or pretax rollover account balances) from the balance of their accounts. The loans can be repaid through payroll deductions over the period of 12 to 48 months or up to 180 months for the purchase of a primary residence, or they can be repaid in full at any time that is at least 6 months following the date of the loan. Interest is charged at a rate equal to prime rate plus 1%. Payments of principal and interest are credited to the participants' accounts. Also, participants may have only one outstanding loan at a time.

     PARTICIPATION - Employees are eligible to participate in the Plan only if they are covered under certain collective bargaining agreements which provide for participation in the Plan, are classified as a Regular Employee (as defined), and are not covered by any other savings plan maintained by Honeywell. All individual participants' accounts are adjusted monthly for investment income/loss, withdrawals, and for all other changes in net assets.

     VESTING - Participants are 100% vested in their individual accounts. In the event of plan termination, the individual participants' accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

     INVESTMENT OPTIONS - For contributions, the Plan provides for several investment options. Individual participants choose the fund or funds in which to invest from the following funds:

          GOVERNMENT INCOME FUND - Invests primarily in short-term U.S. government securities.

          SHORT-TERM BOND FUND - Invests in U.S. government, mortgage, and high quality corporate bonds with short-term U.S. government securities.

          BONDS PLUS FUND - The fund is diversified among U.S. Treasury bills, high quality intermediate- and long-term (1-10 years) bonds and domestic stocks.

          STOCKS PLUS FUND - The fund invests in domestic stocks that make up the Standard & Poor's 500 Composite Stock Index, high quality bonds,
          T. Rowe Price Foreign Equity Fund, and U.S. Treasury bills.

          S & P 500 FUND - The fund invests in stocks that make up the Standard & Poor's 500 Composite Stock Index.

          FROZEN FIXED INCOME FUND - Invests primarily in guaranteed investment contracts.

          HONEYWELL STOCK FUND - Invests entirely in shares of Honeywell Inc. common stock.

          UNITED INCOME FUND - The fund primarily invests in common stocks of large, well-established companies that pay above-average dividends. The fund also invests, to a lesser extent, in fixed income securities; both high quality corporate bonds and U.S. Treasury obligations.

          JANUS FUND - The Fund primarily invests in a combination of large, familiar corporations and small, rapidly emerging companies.

          COLUMBIA SPECIAL FUND - Invests primarily in smaller companies with capitalizations that are less than the average for the companies included in the Standard and Poor's 500 Stock Index.

          VANGUARD WORLD U.S. GROWTH FUND - Invests primarily in high-quality, established growth stocks of companies with exceptional earnings records, strong market positions, good financial strength, and low sensitivity to changing economic conditions.

          SCUDDER INTERNATIONAL FUND - Fund intends to diversify its foreign investments among several countries and to not concentrate investments in any particular industry.

          T. ROWE PRICE INTERNATIONAL STOCK FUND - Invests primarily in stock of established companies outside the United States with proven performance records.

          T. ROWE PRICE SMALL CAP VALUE FUND - Primarily invests in common stocks of small, rapidly growing companies.

          T. ROWE PRICE EQUITY INCOME FUND - Primarily invests in common stocks of large, well-established companies that pay above-average dividends.

     PLAN STATUS - The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan was qualified under the applicable sections of the Internal Revenue Code.

     PLAN TERMINATION - Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participates shall be 100% vested in their accounts.

3.   INVESTMENT IN EXECUTIVE LIFE INSURANCE COMPANY (EXECUTIVE LIFE)

     At December 31, 1993 and 1992, the Plan's Isolated funds primarily consisted of investments in Executive Life guaranteed investment contracts
     (GICs), approximately .87% of total net assets available for benefits. In 1991, the State of California insurance commissioner seized Executive Life and placed it in a court-supervised conservatorship. In 1993 and 1994, distributions have been received from the Conservator totaling approximately 56% of the contract balance immediately prior to the Conservatorship. Further, the Plan's management currently estimates that the sum of additional distributions from the Conservator, and recoveries from various state guarantee funds, will not differ significantly from the remaining recorded contract values. Although the Plan is currently involved in litigation with the various state guaranty funds regarding the amount and nature of coverage, plan management does not believe that the ultimate shortfall will be material to the plan financial statements.

     The Plan's Sponsor isolated the Executive Life GICs into the Isolated Funds pursuant to a plan amendment requiring such action. Currently, there are certain restrictions on the ability to withdraw, transfer, or conduct settlement activity with respect to the remaining balances.

4.   INTEREST IN MASTER TRUSTS

     The Plan's investments are included in master trusts with T. Rowe Price Trust Company and First Trust National Association which were established in 1993 for the investment of assets of the Plan and several other Honeywell Inc. sponsored retirement plans. Previously, the Plan's investments were held in master trusts with various trust companies. Each participating retirement plan has an undivided interest in the master trusts. At December 31, 1993 and 1992, the Plan's interest in the net assets of the master trusts was approximately 5% Investment income and administrative expenses related to the master trusts are allocated to the individual plans based upon average monthly balances invested by each plan.

     The following table presents the fair value of investments held in master trusts:


                                                       1993           1992
     Investments at fair value:
       Custom Funds:
         Government Income Fund                   $  209,624,454   $159,974,586
         Short-term Bond Fund                         13,255,684        184,190
         Bonds Plus Fund                              19,587,985
         Stocks Plus Fund                            252,637,838    232,174,164
         S&P 500 Fund                                240,823,722    237,762,142
         Fixed Income Fund (a)                       124,019,602    221,316,509
         Honeywell Stock Fund                        157,920,810    122,369,698
       Mutual Funds, primarily equity securities      91,770,887
       Participants' loans                            24,145,987     20,995,050
                                                  --------------   ------------
                                                  $1,133,786,969   $994,776,339
                                                  --------------   ------------
                                                  --------------   ------------

     (a) at contract value


     Investment income for master trust is as follows:


                                                       1993           1992
     Net appreciation in fair value of investments:
       Custom Funds:
         Short-term Bond Fund                       $    564,780   $        972
         Bonds Plus Fund                                 827,967
         Stocks Plus Fund                             31,291,545      7,306,707
         S&P 500 Fund                                 23,377,943     10,356,830
         Honeywell Stock Fund                          4,481,379        272,889
       Mutual Funds, primarily equity securities       1,305,188
                                                    ------------   ------------
                                                      61,848,802     17,937,398
       Interest and dividends                         28,245,232     45,478,823
                                                    ------------   ------------
                                                    $ 90,094,034   $ 63,416,221
                                                    ------------   ------------
                                                    ------------   ------------


     In 1993, the Plan's Sponsor transferred the guaranteed investment contracts issued by Executive Life Insurance Company and Mutual Benefit Life Insurance Company to First Trust National Association. A master trust was established for the investment of these assets of the Plan and several other Honeywell Inc. sponsored retirement plans. Each participating retirement plan has an undivided interest in the master trust. At December 31, 1993, the Plan's interest in the net assets of the master trust was approximately 6%. The contract value of the guaranteed investment contracts for the master trust was $67,277,792 at December 31, 1993.

     In 1992, these assets were held in a master trust with IDS Trust Company. The Plan's interest in the net assets of the master trust was approximately 6% as of December 31, 1992. The contract value of the guaranteed investment contracts for the master trust was $81,093,903 at December 31, 1992.

5.   PARTIES-IN-INTEREST TRANSACTIONS

     There were no prohibited party-in-interest transactions during the years ended December 31, 1993 and 1992.

6.   INFORMATION PROVIDED BY TRUSTEES

     Plan funds are held in trust by Trustees for the sole purpose of making investments, plan payments, and for paying trust operating expenses. Trustees appointed by the Honeywell Pension and Retirement Committee as of December 31, 1993 were T. Rowe Price Company and First Trust National Association.

     The Trustees provide the Plan with monthly statements, which report all transactions. The plan administrator has obtained certifications from the Trustees that the information in such statements is complete and accurate.

     The amounts in the accompanying statements of net assets available for benefits and of changes in net assets available for benefits have been derived from the information submitted by the Trustees, except for certain adjustments which resulted in an (decrease) increase in the amount of net assets reported by the Trustees of $(1,034,745) and $872,822 as of December 31, 1993 and 1992, respectively. Such adjustments are primarily recorded for the purpose of converting the Trustees' statements from the cash basis to the accrual basis of accounting and to reflect the impact of participant loan activity.

     The Government Income fund, Stocks Plus fund, Frozen Fixed Income fund, Isolated funds, and S&P 500 fund individually represent 5% or more of net assets available for benefits.

- - --------------------------------------------------------------------------------